October 13, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS THIRD QUARTER PRODUCTION AND
APPOINTS NEW MINE MANAGER AT GUANAJUATO

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) reports third quarter (“Q3”) production at its two wholly-owned Mexican silver mining operations, Topia and Guanajuato and appoints Mr. Graham Parsons, MBA, as General Manager of its Guanajuato Operations.

Ore processed in Q3 is up 16% year on year; however, a significant drop in ore grades resulted in metal production being lower by 18%. Metal production, from the two mines, at 484,550 silver equivalent ounces (“Ag eq oz”), included 343,768 ounces silver (Ag oz), 1,494 ounces gold (Au oz), 222 tonnes lead (Pb t), and 294 tonnes zinc (Zn t). At Guanajuato ore grades are expected to improve in the fourth quarter (“Q4”). The deeper extensions of the Cata Alto 1 and 2 zones have been explored and found to be significantly higher grade and production improvements are now anticipated with the addition of high grade ore from the Alto 1, 1a and 2 zones at the 510 metre level.

Year to date, the combined metal production is 1.65 million Ag eq oz, as compared to 1.69 million Ag eq oz, for 2010. The estimated production for the fourth quarter is expected to improve to 550,000 Ag eq oz for a yearend total of approximately 2.2 million Ag eq oz. Production targets for 2012 and beyond are currently under review and management expects to provide further guidance in the fourth quarter.

A new General Manager, Mr. Graham Parsons, MBA, has been appointed for the Guanajuato Operations. Mr. Parsons is fluent in Spanish, having worked in underground operations and open pit projects in Spain, Argentina and Venezuela. He brings a wealth of international mine engineering and operations management experience to Great Panther. Most recently, he held the position of COO for Empire Mining Corporation, a junior exploration and mining company with interests in South-Eastern Europe. Several opportunities exist to improve production output at Guanajuato and Mr. Parsons is expected to add the mining expertise and management skills necessary to achieve the improvements.

The following summarizes the results for the third quarter, 2011:

  Metal production of 484,550 Ag eq oz is down 18% from Q3 2010

  Silver production of 343,768 Ag oz is down 10% from Q3 2010

  Gold production of 1,494 Au oz is down 32% from Q3 2010

  Plant throughput at Guanajuato is up 16% from Q3 2010

  Plant throughput at Topia is up 17% from Q3 2010 and is a quarterly record

  Exploration drilling continues with encouraging results from surface at San Ignacio and Topia, and from underground, at Rayas, Santa Margarita, Cata and Guanajuatito

  Initial Inferred Mineral Resource estimate for San Ignacio of 611,000 tonnes at 127g/t silver and 2.05g/t gold (4,494,000 Ag eq oz)

(For consistency, silver equivalents for 2011 have been established and maintained using budget prices of US$1200/oz Au, US$20/oz Ag, US$0.90/lb Pb and Zn.)

Guanajuato Mine

The Guanajuato operation processed 41,371 tonnes (up 16% from Q3 2010), at ore grades of 175g/t Ag and 1.12g/t Au (down 34% from Q3 2010), to produce 206,061 Ag oz and 1,347 Au oz, or 286,862 Ag eq oz (down 24% from Q3 2010).

Production from the largest mining area, Los Pozos, accounted for more than half of the throughput, 20,950 tonnes, and experienced a downturn in ore grades, to an average of 191g/t Ag and 0.88g/t Au, (from 16,700 tonnes at grades of 215g/t Ag and 0.93g/t Au in the previous quarter). Grade improvement modifications to the mining method are being implemented and, while they mean a temporary shortfall in ore tonnes being mined during October, the overall ore grade is expected to improve in the fourth quarter.

At Cata, which has typically been the highest grade source of ore, the mined throughput was lower, at 11,250 tonnes, with grades of 232g/t Ag and 0.91g/t Au (down from 14,000 tonnes, at ore grades of 266g/t Ag and 1.11g/t Au, in the previous quarter). The deeper extensions of the Alto 1 and 2 zones have been explored and found to be significantly higher grade (see Company news release of August 30, 2011). While mining of these zones was expected in Q3, a short term delay, to allow for the additional diamond drilling, means that production improvements from Cata are now anticipated in the fourth quarter with the addition of high grade ore from the Alto 1, 1a and 2 zones at the 510 level.

Production stoping of the gold-rich Santa Margarita vein also suffered a temporary shortfall in production, to 2,580 tonnes, with gold grades down to 4.0g/t from an average of 6.0g/t. Production from this vein will be increased in the fourth quarter with additional stoping areas being established.

Stoping of the Guanajuatito North Zone continued from the 120 metre level with ore production totaling 2,550 tonnes at grades of 159g/t Ag and 0.80g/t Au. Ramp access has been extended to the 160 metre level and initial stope development is underway.

The Guanajuato plant achieved excellent silver and gold recoveries of 88.4% and 90.1%, respectively. This represents the first full quarter operating with the new Outotec flotation plant and metallurgical performance is expected to improve further as ore quality improves. Sales of concentrates returned to normal as the inventory backlog is being reduced with new sales agreements in place.

Underground diamond drilling at Guanajuato totaled 7,084 metres, with 48 holes completed during the quarter. Drilling tested the potential of the:

(1)	Deep Rayas & Los Pozos areas – 16 holes completed for 3,626 metres,
(2)	Guanajuatito Zona Norte area – 14 holes completed for 2,600 metres,
(3)	Santa Margarita area – one hole completed for 192 metres, and
(4)	Deep Cata area – 14 holes completed for 578 metres.

Highlights of the Cata drilling include Alto 2 zone intersections from UG11-135 that returned 6,447g/t silver and 29.44g/t gold over a width of 3.20 metres, and UG11-137 that returned 2,114g/t silver and 7.38g/t gold over a width of 5.40 metres. The Alto 1a zone in UG11-137 returned 485g/t silver and 1.82g/t gold over a width of 4.80 metres, while the Veta Madre zone in UG11-133 returned 1,347g/t silver and 6.02g/t gold over a width of 2.25 metres.

During the third quarter, the Deep Rayas drill rig moved to the Los Pozos area and, in the fourth quarter, will move to deep Valenciana exploration. The Valenciana area is being rehabilitated and drill stations established above the 390 metre level in order to accommodate the deep drilling program. Surface drilling is also underway to test for unexploited veins adjacent to the richest parts of the old Valenciana Mine. Drilling to explore the Guanajuatito area will continue, an additional rig has started ore definition drilling in the Santa Margarita Inferred Mineral Resource area, and drilling of the deeper Mineral Resource extension area of Cata continues.

Topia Mine

The Topia operation reported metal production of 137,707 oz of silver (up 5% from Q3 2010), 147 oz of gold, 489,770 lbs of lead, and 648,657 lbs of zinc, from milling 12,004 tonnes of ore (up by 17% from Q3 2010 and a quarterly processing record). This equates to 197,688 Ag eq oz, which is 6% down from Q3 2010.

Ore grades averaged 420g/t Ag, 0.47g/t Au, 2.02% Pb and 2.67% Zn. In terms of Ag eq oz per tonne milled, the grades were 12% down against the grades for Q3 2010.

The processing record was achieved in spite of the traditional rainy season causing road haulage delays from the small mines to the plant. Metallurgical performance suffered slightly as a result of handling wet, sticky ore. The crushing plant screen plugged resulting in a coarser crushing and grinding product. Gold recovery was 80.4%, silver recovery was 85.0%, lead recovery was 91.4% and zinc recovery was 91.9% . Lead concentrate grades of 50.31% Pb and 9,205g/t Ag were achieved while the zinc concentrate averaged 55.49% Zn and 640g/t Ag. In addition to processing the Company’s ore, 3,115 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

Mine development continued to extend known areas and provide access to new mining areas. At the San Gregorio/El Rosario vein operations, exploratory development to access the veins at the 1630 metre elevation proved successful. At the Durangueno mine, the San Gregorio vein is being mined at the 1,475 metre elevation. As there are currently limited Mineral Resources defined and no previous exploitation between the 1,475 and 1,660 metre elevations, these developments will provide for additional production and add new Mineral Resources.

Exploratory development at the La Prieta mine has also been successful, exposing a high grade vein, and ore is now being hauled to the plant. This is a past producing mine with modest Inferred Mineral Resources and large exploration potential, which is expected to add silver production in the fourth quarter.

At the Argentina mine, ramp development has been completed to the third level, providing access for exploratory development in a new area of Inferred Mineral Resources. This new development will provide for additional production over the coming months.

A total of 587 metres of underground diamond drilling was completed in 11 diamond drill holes. Drilling was carried out to test for additional resources on many vein structures including Animas, Don Benito, Veta Madre, San Jorge and Cantarranas.

A new surface program of 7,000 metres started with the completion of four diamond drill holes for a total of 607 metres. All four holes targeted veins at the La Prieta mine.

San Ignacio Property

The San Ignacio mine property covers approximately four kilometres of strike length on the La Luz vein system, which is parallel to, and five kilometres west of, the principal Veta Madre structure that hosts Great Panther Silver's main Guanajuato mines.

Silver-gold mineralization was initially discovered a year ago. Diamond core drilling has continued in Q3 with the completion of 18 diamond core holes for a total of 4,881 metres.

Seven silver-gold mineralized zones have now been delineated by the 2010-2011 diamond drilling at San Ignacio, namely (from west to east) the Melladito, Intermediate, Intermediate 5, Intermediate 2, Nombre de Dios, Nombre de Dios Footwall 1 ("FW1"), and Nombre de Dios Footwall 2 ("FW2").

An initial, NI 43-101 compliant, Mineral Resource estimate has been published (see Company news release of October 11, 2011). The estimate comprises Inferred Mineral Resources of 611,000 tonnes at 127g/t silver and 2.05g/t gold (4,494,000 Ag eq oz), using a 118g/t Ag Eq cutoff grade. Drilling is continuing, with a total of 40 holes now completed, and the Mineral Resource will be updated on a periodic basis.

The Company has started the permit application process, including a Baseline Environmental Study in preparation of an Environmental Impact Assessment. During the course of development, any ore from the San Ignacio mine property will be trucked to Great Panther’s Guanajuato plant for processing, where the capacity currently exists to double ore throughput.

Outlook

Great Panther Silver continues to work towards achieving the goals of its three-year (2010-12) growth strategy for its two operations however production targets for fiscal 2012 are currently under review. Key to the success of the growth strategy is the delineation of new NI 43-101 compliant Mineral Resources, and drilling has been accelerated during 2011 to achieve these goals for 2012.

NI 43-101 compliant Mineral Resource estimates by RPA have been published for both operations and an initial Mineral Resource estimate has been released for the San Ignacio Property. Mineral Resources for Topia support current and future mine expansions and the plant capacity has been increased to 275 tonnes per day (“tpd”). Mineral Resource estimates for Guanajuato support medium term production goals and plant capacity has already exceeded what is required to achieve these. The published Mineral Resources do not include estimates for the Guanajuatito area between 120 and 400 metre level which is being explored and still open to depth and on strike. No Mineral Resources are included yet for the Valenciana Mine where underground and surface drilling is underway.

Mine production estimates for 2011 have been revised to 2.2 million Ag eq oz to reflect the production to date and the revised expectations for the fourth quarter. While this demonstrates no growth from the previous year, both operations show good opportunities for realizing continued growth into 2012 and the plants at both Guanajuato and Topia have been upgraded in anticipation of this increased throughput. The San Ignacio project is expected to realize its potential during 2012 with an intensive Exploration and Mine Development program being planned and will no doubt add to the growth potential for 2013.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for both the Guanajuato Mine and the Topia Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.